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EXHIBIT 12.1

Golf Trust of America, Inc.
Calculation of Earnings to Combined Fixed Charges and Preferred Stock Dividends
December 31, 2001

	2001 (1)	2000	1999	1998	Period from February 12 (Inception) through December 1997
Pre-tax (Loss) Income before Minority Interest and Preferred Dividends	(35,223)	(49,991)	18,257	17,736	11,767
Fixed Charges
Loan Cost Amortization	1,849	1,321	958	588	280
Interest Expense	14,742	18,816	15,603	9,673	1,879

Total Fixed Charges Before Preferred Dividends	16,591	20,137	16,561	10,261	2,159
Preferred Dividends	1,850	1,850	1,382	—	—

	18,441	21,987	17,943	10,261	2,159

Total (Loss) Earnings	(18,632)	(29,854)	34,818	27,997	13,926

Ratio of Earnings to Combined Fixed Chgs	(1.01)	(1.36)	1.94	2.73	6.45

(1)
the pre-tax (loss) includes an adjustment to liquidation basis of accounting for $36,109,000.

(2)
the pre-tax (loss) includes an impairment loss on certain assets of $62,470,000.

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EXHIBIT 12.1
Golf Trust of America, Inc. Calculation of Earnings to Combined Fixed Charges and Preferred Stock Dividends December 31, 2001